News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Completes Additional Issuance of $4.3 Million in Common Shares

Montreal, March 7, 2006 - SR Telecom Inc. (TSX: SRX), today announced that on February 27, 2006, it completed the private placement of an additional $4.3 million in common shares and converted certain 10% Secured Convertible Debentures (“Convertible Debentures”) into common shares, as part of the offer made on January 24, 2006 to holders of Convertible Debentures that did not participate in the $50 million private placement of common shares announced that same day. As a result of these transactions, the Company issued 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures plus interest payable in kind into 20,391,019 common shares. These transactions further de-leverage the Company’s balance sheet. Together with the $50.0 million private placement, SR Telecom issued an aggregate of 361,831,635 common shares for a total of $54.3 million and converted a total of $62.6 million in principle amount of debentures into 301,272,319 common shares. At the close of this transaction there are a total of 728,815,320 shares outstanding in the capital of SR Telecom.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryTM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montreal, Quebec H4S 1M5 Telephone (514) 335-2429 Fax (514) 334-7783